UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NeuroSense Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M74240 108

(CUSIP Number)

January 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M74240 108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Real Property International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 452,502(*)
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER 452,502(*)
	8	SHARED DISPOSITIVE POWER ---

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,502(*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.84% (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)	On January 11, 2022, Real Property International Limited (the “Reporting Person”) held 602,502 Ordinary Shares of the Company, which constituted over 5% of the Company’s outstanding Ordinary Shares at the time. On June 30, 2022, the Reporting Person sold 150,000 of the Ordinary Shares it held.

(**)	Based on 11,781,963 Ordinary Shares outstanding as of December 31, 2022

CUSIP No. M74240 108	13G	Page 3 of 5 Pages

Item 1. (a)	Name of Issuer:

NeuroSense Therapeutics Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

Medinat ha-Yehudim Street 85, Herzliya 4676670 Israel

Item 2. (a)	Name of Person Filing:

Real Property International Limited (re-domiciled to the British Virgin Islands and name changed from Real Property Investment Limited in 2014)

(b)	Address of Principal Business Office:

57/63 Line Wall Road, Gibraltar, GX11 1AA

(c)	Citizenship:

British Virgin Islands

(d)	Title of Class of Securities:

Ordinary Shares, no par value

(e)	CUSIP Number:

M74240 108

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

The shares of the reporting person are held by Line Nominees Limited and Line Holdings Limited, as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being David and Karine Morris and certain of their remoter issue. Real Property International Limited is ultimately controlled by its board of directors, and its directors have the power to vote and dispose of ordinary shares of the issuer that are directly beneficially owned by Real Property International Limited. Grahame Jackson and Cheam Directors Limited are the only members of Real Property International Limited’s board of directors, and they may be deemed to beneficially own the securities held by Real Property International Limited.

Percent of class:

See row 11 of cover page

CUSIP No. M74240 108	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M74240 108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2023

REAL PROPERTY INTERNATIONAL LIMITED

By:	/s/ Grahame Jackson
Name:	Grahame Jackson
Title:	Director